Law and Law	1777 Borel Place, Suite 406 San Mateo, CA 94402 Tel. 650-691-8868 Fax. 650-861-3914 www.lawandlaw.net

November 29, 2021	VIA EDGAR

Attn: Stacey Peikin

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549

Re:	ENTREPRENEUR UNIVERSE BRIGHT GROUP
Amendment No. 1 to Registration Statement on Form 10-12G
Filed August 23, 2021
File No. 000-56305

Dear Ms. Peikin:

On behalf of Entrepreneur Universe Bright Group (the “Company’), we are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated November 17, 2021 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our Amendment no. 2 to Registration Statement on Form 10 filings. As discussed and orally approved by Ms. Stacey Peikin, we would like to request an extension to the filing deadline for the Company’s response. Currently, a response was requested within 10 business days, which would make the response due by December 2, 2021.

We are requesting that this date be extended to December 10, 2021. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than December 10, 2021. Should you have any questions regarding the request made herein, please do not hesitate to contact me at 650-965-5502. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Charles Law
Charles Law
Attorney at Law